Exhibit (12)

POTLATCH CORPORATION

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)	2015	2014	2013	2012	2011
Income from continuing operations before income taxes	$26,146	$109,597	$84,466	$59,403	$44,411
Add:
Interest expense	31,566	21,834	21,885	23,727	25,216
Capitalized interest	206	86	—	—	—
Interest portion of rental expense	1,517	1,332	1,191	1,024	822
Discount and debt expense amortization	1,194	1,361	1,498	1,974	2,817
Earnings available for fixed charges	60,629	134,210	109,040	86,128	73,266
Fixed charges:
Interest expense	31,566	21,834	21,885	23,727	25,216
Capitalized interest	206	86	—	—	—
Interest portion of rental expense	1,517	1,332	1,191	1,024	822
Discount and debt expense amortization	1,194	1,361	1,498	1,974	2,817
Total fixed charges	34,483	24,613	24,574	26,725	28,855
Ratio of earnings to fixed charges	1.8	5.5	4.4	3.2	2.5